Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-156541) on Form S-8 of S&T Bancorp, Inc. of our report dated June 5, 2013, with respect to the statements of net assets available for benefits of Thrift Plan for Employees of S&T Bank as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2012, which report appears in the December 31, 2012 annual report on form 11-K of Thrift Plan for Employees of S&T Bank.

/s/ Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 6, 2013